UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D/A
(Rule 13d-101)
INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED
PURSUANT TO RULE 13d-2(a)
Under the Securities Exchange Act of 1934
(Amendment No. 1)*
Anaplan, Inc.
(Name of Issuer)
Common Stock, par value $0.0001 per share
(Title of Class of Securities)
03272L108
(CUSIP Number)

Michael D. Adamski
Sachem Head Capital Management LP
250 West 55th Street, 34th Floor
New York, New York 10019
(212) 714-3300
With a copy to:
Richard M. Brand
Cadwalader, Wickersham & Taft LLP
200 Liberty Street
New York, NY 10281
212-504-6000
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)
March 21, 2022
(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*
The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 03272L108	Page 2

1	NAME OF REPORTING PERSON Sachem Head Capital Management LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS OO (See Item 3)
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
Number of shares beneficially owned by each reporting person with	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 7,316,900
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 7,316,900
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 7,316,900
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 4.95%*
14	TYPE OF REPORTING PERSON IA
* All percentage calculations set forth herein are based upon the aggregate of 147,661,622 shares of Common Stock outstanding as of November 26,2021, as reported in Anaplan’s Form 10-Q filed with the Securities and Exchange Commission (the “SEC”) on December 2, 2021.

CUSIP No. 03272L108	Page 3

1	NAME OF REPORTING PERSON Uncas GP LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS OO (See Item 3)
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
Number of shares beneficially owned by each reporting person with	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 7,316,900
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 7,316,900
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 7,316,900
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 4.95%*
14	TYPE OF REPORTING PERSON OO
* All percentage calculations set forth herein are based upon the aggregate of 147,661,622 shares of Common Stock outstanding as of November 26,2021, as reported in Anaplan’s Form 10-Q filed with the Securities and Exchange Commission (the “SEC”) on December 2, 2021.

CUSIP No. 03272L108	Page 4

1	NAME OF REPORTING PERSON Sachem Head GP LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS OO (See Item 3)
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
Number of shares beneficially owned by each reporting person with	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 5,390,200
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 5,390,200
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 5,390,200
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 3.65%*
14	TYPE OF REPORTING PERSON OO
* All percentage calculations set forth herein are based upon the aggregate of 147,661,622 shares of Common Stock outstanding as of November 26,2021, as reported in Anaplan’s Form 10-Q filed with the Securities and Exchange Commission (the “SEC”) on December 2, 2021.

CUSIP No. 03272L108	Page 5

1	NAME OF REPORTING PERSON Scott D. Ferguson
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS OO (See Item 3)
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
Number of shares beneficially owned by each reporting person with	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 7,316,900
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 7,316,900
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 7,316,900
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 4.95%*
14	TYPE OF REPORTING PERSON IN
* All percentage calculations set forth herein are based upon the aggregate of 147,661,622 shares of Common Stock outstanding as of November 26,2021, as reported in Anaplan’s Form 10-Q filed with the Securities and Exchange Commission (the “SEC”) on December 2, 2021.

CUSIP No. 03272L108	Page 6

EXPLANATORY NOTE
This Amendment No. 1 (this “Amendment”) amends and supplements the Schedule 13D filed on March 17, 2022 (the “Schedule 13D) by the Reporting Persons relating to their beneficial ownership in Anaplan, Inc. (the “Issuer”). Except to the extent set forth in this Amendment, all information disclosed in the Schedule 13D remains unchanged. Capitalized terms used but not defined in this Amendment have the respective meanings set forth in the Schedule 13D.
The information set forth in response to each separate item below shall be deemed to be a response to all items where such information is relevant. The Schedule 13D is hereby amended as follows:
ITEM 4.	PURPOSE OF TRANSACTION
Item 4 of the Schedule 13D is hereby amended to add the following:
On March 21, 2022, the Advocacy Agreement was terminated, effective immediately.  Accordingly, the Reporting Persons are no longer members of a Section 13(d) group with Corvex and each of the Reporting Persons expressly disclaims beneficial ownership of any shares of Common Stock held by Corvex.
Responses to Item 5 and 6 are incorporated herein by reference.
ITEM 5.	INTEREST IN SECURITIES OF THE ISSUER
Item 5 of the Schedule 13D is hereby amended to add the following:
On March 21, 2022, the Advocacy Agreement was terminated, effective immediately.  Accordingly, the Reporting Persons are no longer members of a Section 13(d) group with Corvex and each of the Reporting Persons expressly disclaims beneficial ownership of any shares of Common Stock held by Corvex. Upon the termination of the Advocacy Agreement, the Reporting Persons are beneficial owners of less than 5% of the Issuer’s Common Stock and are therefore not subject to the reporting obligations under Section 13(d) of the Act.
ITEM 6.	CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER
Item 6 of the Schedule 13D is hereby amended to add the following:
On March 21, 2022, the Advocacy Agreement was terminated, effective immediately.  Accordingly, the Reporting Persons are no longer members of a Section 13(d) group with Corvex and each of the Reporting Persons expressly disclaims beneficial ownership of any shares of Common Stock held by Corvex.

CUSIP No. 03272L108	Page 7

SIGNATURES
After reasonable inquiry and to the best of each of the undersigned’s knowledge and belief, each of the undersigned certify that the information set forth in this statement is true, complete and correct.

Date: March 21, 2022

SACHEM HEAD CAPITAL MANAGEMENT LP

By:	Uncas GP LLC, its General Partner

By:	/s/ Scott D. Ferguson
Name: Scott D. Ferguson
Title: Managing Member

UNCAS GP LLC

By:	/s/ Scott D. Ferguson
Name: Scott D. Ferguson
Title: Managing Member

SACHEM HEAD GP LLC

By:	/s/ Scott D. Ferguson
Name: Scott D. Ferguson
Title: Managing Member

SCOTT D. FERGUSON

By:	/s/ Scott D. Ferguson
Name: Scott D. Ferguson